[redacted]

05013461

82-1560 82-3964

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0012)

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0097)

SUPPL

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE

(1) INCREASE IN CANCELLATION CONSIDERATION FROM FOR EVERY 2.6 SCHEME SHARES IN EXCHANGE FOR 1 HLD SHARE TO FOR EVERY 2.5 SCHEME SHARES IN EXCHANGE FOR 1 HLD SHARE

(2) RESUMPTION OF TRADING IN SHARES OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED AND HENDERSON INVESTMENT LIMITED AND THE 1% GUARANTEED CONVERTIBLE NOTES DUE 2006 ISSUED BY HENSON INTERNATIONAL FINANCE LIMITED AND GUARANTEED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Financial Adviser to Henderson Land Development Company Limited

CREDIT SUISSE | FIRST BOSTON

Credit Suisse First Boston (Hong Kong) Limited

RECEIVED
2005 DEC 21 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INCREASE IN CANCELLATION CONSIDERATION

HLD has notified HIL that, having taken into consideration the comments of those Scheme Shareholders who have expressed views, and in order to make the Cancellation Consideration more attractive to the Scheme Shareholders, the Cancellation Consideration under the Proposal is to be increased from for every 2.6 Scheme Shares, 1 HLD Share, to

for every 2.5 Scheme Shares .... 1 HLD Share

representing an increase of 4%. The Proposal will be adjusted accordingly. No other changes to the Proposal are being made.

PROCESSED
DEC 2 1 2005
THOMSON FINANCIAL

dlw 12/21

HLD has stated that it will not further increase the Revised Cancellation Consideration. Investors should be aware that, following the making of this statement, HLD will not be allowed to increase the Revised Cancellation Consideration, save in wholly exceptional circumstances, as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

As a result of the revision of the Cancellation Consideration, up to a total of 279,234,988 new HLD Shares will be allotted and issued under the Proposal. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes. In addition, as a result of the revision of the Cancellation Consideration, the total number of HLD Shares to be transferred under the Share Transfer Arrangement as announced on 24 November 2005 will be increased from 18,844,640 HLD Shares to approximately 19,598,425 HLD Shares.

SUSPENSION AND RESUMPTION OF TRADING

At the request of HIL, trading in the HIL Shares on the Stock Exchange was suspended from 9:30 a.m. on 12 December 2005 pending the issue of this announcement. Application has been made by HIL to the Stock Exchange for the resumption of trading in the HIL Shares on the Stock Exchange with effect from 9:30 a.m. on 13 December 2005.

At the respective requests of HLD and Henson, trading in the HLD Shares and the HLD Convertible Notes on the Stock Exchange was suspended respectively from 9:30 a.m. on 12 December 2005, pending the issue of this announcement. Application has been made by HLD and Henson to the Stock Exchange for the resumption of trading in the HLD Shares and the HLD Convertible Notes respectively on the Stock Exchange with effect from 9:30 a.m. on 13 December 2005.

The HIL Shareholders, the HLD Shareholders, holders of HLD Convertible Notes and potential investors in the securities of HIL or HLD should be aware that the Proposal (as revised) is subject to the satisfaction or waiver of the same conditions as applicable to the original Proposal and therefore may or may not become effective. Details of the conditions are set out in the Announcement. They should therefore exercise extreme caution when dealing in the HIL Shares, the HLD Shares and the HLD Convertible Notes.

Reference is made to the joint announcement dated 9 November 2005 (the "Announcement") made by HLD and HIL, in which it was announced that HLD requested the HIL Board to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance, and the joint announcement dated 24 November 2005 made by HLD and HIL. Terms defined in the Announcement have the same meanings when used in this announcement unless otherwise defined herein.

HLD has notified HIL that, having taken into consideration the comments of those Scheme Shareholders who have expressed views, and in order to make the Cancellation Consideration more attractive to the Scheme Shareholders, the Cancellation Consideration under the Proposal is to be increased from for every 2.6 Scheme Shares, 1 HLD Share, to

for every 2.5 Scheme Shares ....1 HLD Share

("Revised Cancellation Consideration"), representing an increase of 4%. The Revised Cancellation Consideration values each HIL Share at approximately HK$13.76 on the basis of the closing price of HK$34.40 per HLD Share on 4 November 2005, being the trading day immediately prior to the suspension of trading in the HLD Shares pending the issue of the Announcement.

Such value of HK$13.76 represents a premium of approximately 69.67% over the audited consolidated net asset value per HIL Share of approximately HK$8.11 as at 30 June 2005.

The premia represented by the Revised Cancellation Consideration, which are calculated by reference to the various ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on 4 November 2005 and in various historical periods are as follows:

		Previous period up to 4 November 2005				
	4 November 2005	10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A) Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B) Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C) (C) = (A)/(B)	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D) Premium = (C)/2.5 - 1	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

The Proposal will be adjusted accordingly. No other changes to the Proposal are being made.

HLD has stated that it will not further increase the Revised Cancellation Consideration. Investors should be aware that following the making of this statement, HLD will not be allowed to increase the Revised Cancellation Consideration, save in wholly exceptional circumstances, as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

As a result of the revision of the Cancellation Consideration, up to a total of 279,234,988 new HLD Shares will be allotted and issued under the Proposal. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes. In addition, as a result of the revision of the Cancellation Consideration, the total number of HLD Shares to be transferred under the Share Transfer Arrangement as announced on 24 November 2005 will be increased from 18,844,640 HLD Shares to approximately 19,598,425 HLD Shares.

A scheme document containing details of the Proposal (as revised) and other relevant information will be despatched to the HIL Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

At the request of HIL, trading in the HIL Shares on the Stock Exchange was suspended from 9:30 a.m. on 12 December 2005 pending the issue of this announcement. Application has been made by HIL to the Stock Exchange for the resumption of trading in the HIL Shares on the Stock Exchange with effect from 9:30 a.m. on 13 December 2005.

At the respective requests of HLD and Henson International Finance Limited ("Henson"), trading in the HLD Shares and the HLD Convertible Notes on the Stock Exchange was suspended respectively from 9:30 a.m. on 12 December 2005, pending the issue of this announcement. Application has been made by HLD and Henson to the Stock Exchange for the resumption of trading in the HLD Shares and the HLD Convertible Notes respectively on the Stock Exchange with effect from 9:30 a.m. on 13 December 2005.

The HIL Shareholders, the HLD Shareholders, holders of HLD Convertible Notes and potential investors in the securities of HIL or HLD should be aware that the Proposal (as revised) is subject to the satisfaction or waiver of the same conditions as applicable to the original Proposal and therefore may or may not become effective. Details of the conditions are set out in the Announcement. They should therefore exercise extreme caution when dealing in the HIL Shares, the HLD Shares and the HLD Convertible Notes.

By Order of the Board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 12 December 2005

As at the date of this announcement, the HLD Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (ii) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HIL Group) misleading.

As at the date of this announcement, the HIL Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie

Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (ii) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) misleading.

Reminder — Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.

Please also refer to the published version of this announcement in South China Morning Post.